SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Jone , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Leading Industry Analyst Positions Magic Software in Visionaries Quadrant in Four Quadrant Reports on Application Infrastructure

New Research Evaluates Magic Software’s Completeness of Vision and Ability to Execute

OR YEHUDA, ISRAEL; June 20, 2007 -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leader in enterprise application development, deployment and integration technology, announced today that it has recently been positioned in the Visionaries Quadrant of four Gartner Magic Quadrants:

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Application Infrastructure 1

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Application Infrastructure for New Service-Oriented (SOA) Business Application Projects2

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Application Infrastructure for Composite-Application Projects 3

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Application Infrastructure for Back-End Application Integration Projects 4

Gartner has defined a new market for application infrastructure that reflects the convergence and overlap of many of the products available to support application development, deployment and execution. Gartner's Magic Quadrant for Application Infrastructure, 2Q07, analyzes the total application infrastructure market and the relevance of suppliers whose products might be used in a variety of project types. Gartner produced three additional Magic Quadrants which reflect a particular emphasis in terms of user objectives and assessment criteria.

“We think our focus on SMBs and the ecosystems of SAP, Oracle's JD Edwards World and IBM's System i has certainly helped us both in terms of vision and market reach,” commented Avigdor Luttinger, Magic Software’s VP of Corporate Strategy.

David Assia, Chairman and acting CEO of Magic Software, added, "We believe the positioning of Magic Software by a leading technology analyst, such as Gartner, in the visionaries quadrant of all the four Gartner Quadrants on Application Infrastructure, confirms the success of our efforts to position Magic as a technology leader for today’s business application development and integration projects, in particular in our target ecosystems.”

About the Magic Quadrant

The Magic Quadrants are copyrighted 2007 by Gartner, Inc. and are reused with permission. The Magic Quadrant is a graphical representation of a marketplace at, and for, a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

According to Gartner, “the visionaries in this market have exhibited vision across a range of application infrastructure capabilities — not necessarily with respect to all capabilities, but many of them.” (Magic Quadrant for Application Infrastructure, 2Q07)

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

 Simon Hayward et al., June 1st 2007

2 Yefim V. Natis et al., May 31st 2007

3 Massimo Pezzini et al., June 7th 2007

4 Jess Thompson et al., June 7th 2007

Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
Phone: +1 856.751.5491
Cell: +1 856.625.5502

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: June 20 , 200 7

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